EXHIBIT 12.1
Statement of Computation of Ratios of Earnings to Fixed Charges and Preferred Dividends

	Three-
	Months
	Ended
	March 31,	Year Ended December 31,
	2009	2008	2007	2006	2005	2004
Income (loss) from continuing operations, before income tax	$(93,194)	$(423,367)	$(58,814)	$116,021	$123,955	$220,330

Fixed charges:
Interest on short-term borrowings (2)	8,738	32,722	120,075	188,861	39,383	57,680
Interest on long-term debt	52,160	240,040	218,126	65,542	169,718	114,701
Preferred dividends	2,920	—	—	—	—	—

Combined fixed charges, excluding interest on deposits	63,818	272,762	338,201	254,403	209,101	172,381
Interest on deposits	67,350	282,710	357,430	331,516	253,292	167,765

Combined fixed charges, including interest on deposits	$131,167	$555,472	$695,631	$585,919	$462,393	$340,146

Ratio of earnings to combined fixed charges and preferred stock dividend requirements:
Excluding interest on deposits	(1)	(1)	(1)	1.46	1.59	2.28
Including interest on deposits	(1)	(1)	(1)	1.20	1.27	1.65

(1)	Earnings were insufficient to meet fixed charges and preferred stock dividends by approximately $423.4 million and $58.8 million for the years ended December 31, 2008 and 2007, respectively, and $96.1 million for the three-month period ended March 31, 2009.

(2)	Interest on short-term borrowings was estimated using the end of the period balance for the short-term borrowings and the weighted average rate for the period.
     We did not pay preferred stock dividends during the calendar years shown and no shares of our Treasury preferred stock, or any other class of preferred stock, were paid dividends during the calendar years shown; however, dividends were accrued on our Treasury preferred stock during the three month period ended March 31, 2009 in the amount of $2.9 million. A payment of $3.9 million was made on May 15, 2009, which covered January 30, 2009 through May 14, 2009.
     For the purpose of computing the consolidated ratio of earnings to fixed charges, “earnings” consist of income before income taxes and extraordinary items plus fixed charges. “Fixed charges” consist of interest on short-term and long-term debt and where indicated, interest on deposits. For the three months ended March 31, 2009, fixed charges also includes preferred stock dividends. We did not pay any preferred stock dividends prior to 2008. The ratios are based solely on historical financial information, and no pro forma adjustments have been made thereto.